UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number …………..3235-0058
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SEC FILE NUMBER
FORM 12b-25	001-38019

NOTIFICATION OF LATE FILING	CUSIP NUMBER 29276K101

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Energy XXI Gulf Coast, Inc. Full Name of Registrant

N/A Former Name if Applicable
1021 Main, Suite 2626
Address of Principal Executive Office (Street and Number)

Houston, Texas 77002 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Energy XXI Gulf Coast, Inc. a Delaware corporation (the “Company”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the period ended March 31, 2017 (the “March Form 10-Q”). On May 9, 2017, Netherland Sewell and Associates, Inc. delivered a third-party independent reserve engineer report as of March 31, 2017 (the “March 31 Reserve Report”) based on SEC 12-month average NYMEX pricing. The Company is unable to file its March Form 10-Q by the prescribed due date because the timing of the receipt of the March 31 Reserve Report resulted in unexpected delays in the completion of its financial statements and related portions of its March Form 10-Q. The changes in the Company’s reserves in the March 31 Reserve Report will impact, among other items, depreciation, depletion and amortization, impairment and asset retirement obligation calculations. The Company is working diligently to process this information through its financial statements and anticipates that the Form 10-Q will be filed on or before the fifth calendar day following its prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Hugh Menown	713	351-3096
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The changes in the Company’s reserves in the March 31 Reserve Report will impact, among other items, depreciation, depletion and amortization, impairment and asset retirement obligation calculations. The Company is working diligently to process this information through its financial statements; however, the changes to these line items are not reasonably estimable at this time.

Cautionary Note to Investors Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, among other things, the statement that the Company expects to file its March Form 10-Q on or before the fifth calendar day following its prescribed due date. There can be no assurance that the Company will be able to file its March Form 10-Q within that time period or that any estimates will not change. Forward-looking statements are subject to a number of uncertainties and risks, and actual results may differ materially from those projected. Factors that could affect the Company’s actual results include the effects of various risk factors and uncertainties disclosed in the Company’s filings with the SEC, especially on Forms 10-K, 10-Q and 8-K. Such forward-looking statements are made only as of the date of this Notification of Late Filing on Form 12b-25, and the Company does not undertake any obligation to update any forward-looking statement to reflect subsequent events or circumstances except to the extent required by applicable law.

Energy XXI Gulf Coast, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2017	By:	/s/ Hugh Menown
Hugh Menown
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.